Registration No. 333-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------
                                  BLUEFLY, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                 13-3612110
    (State or Other Jurisdiction of                  (I.R.S. Employer
    Incorporation or Organization)                Identification Number)

                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
       (Address, Including Zip Code, and Telephone Number, Including Area
             Code, of the Registrant's Principal Executive Offices)

                                E. Kenneth Seiff
                             Chief Executive Officer
                                  Bluefly, Inc.
                               42 West 39th Street
                            New York, New York 10018
                                 (212) 944-8000
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   ----------
                                   Copies to:
                            Richard A. Goldberg, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              The Chrysler Building
                            New York, New York 10174
                                 (212) 973-0111

                                   ----------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ] If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
   TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING PRICE PER  AGGREGATE OFFERING  REGISTRATION
 SECURITIES TO BE REGISTERED   REGISTERED (1)       SHARE (2)           PRICE (2)           FEE
Common Stock, $0.01 par value       1,543,209        $ 3.82        $     5,891,238.38  $     476.60
Common Stock, $0.01 par value       2,223,301        $ 3.82        $     8,493,009.82  $     687.08

    1. Pursuant to Rule 416 promulgated under the Securities Act of 1933, this Registration Statement shall also cover any additional shares of the Registrant's Common Stock which become issuable by reason of any stock dividend or stock split.
    2. Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act and computed pursuant to Rule 457 under the Securities Act based upon the average of the high and low prices of the Common Stock on January 13, 2004, as reported on the Nasdaq SmallCap Market.
    3. Includes: (i) 385,801 shares that are issuable upon the exercise of warrants that were issued in January 2004 with an exercise price of $3.96 per share, (ii) 1,500,000 shares issuable upon the conversion of outstanding shares of the Registrant's Series A Preferred Stock, (iii) 37,500 shares that are issuable upon the exercise of a stock option issued in March 2001 with an exercise price of $1.34 per share, (iv) 50,000 shares that are issuable upon the exercise of a warrant issued in September 2000 with an exercise price of $3.72 per share and (v) 250,000 shares that are issuable upon exercise of warrants issued in December 2003 with an exercise price of $2.34 per share.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

        The information in this prospectus is not complete and may be changed. These securities may not be sold pursuant to this prospectus until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JANUARY __, 2004

                                   PROSPECTUS

                        3,766,510 SHARES OF COMMON STOCK

                                  BLUEFLY, INC.

        This prospectus relates to the resale of up to 3,766,510 shares of our common stock by the selling stockholders listed in this Prospectus under the section "Selling Stockholders." These shares include: (i) 1,543,209 shares that were sold by us at the price of $3.24 per share in a private placement that closed on January 12, 2004, (ii) 385,801 shares that are issuable upon the exercise of warrants that were issued in the same private placement with an exercise price of $3.96 per share, (iii) 1,500,000 shares issuable upon the conversion of outstanding shares of our Series A Preferred Stock, (iv) 37,500 shares that are issuable upon the exercise of a stock option granted in March 2001 with an exercise price of $1.34 per share, (v) 50,000 shares that are issuable upon the exercise of warrants granted in September 2000 with an exercise price of $3.72 per share and (vi) 250,000 shares that are issuable upon exercise of warrants granted in December 2003 with an exercise price of $2.34 per share.

        The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

        Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "BFLY." On January 13, 2004, the last sale price of our common stock was $3.84 per share.

        Our address is 42 West 39th Street, New York, New York 10018, and the phone number of our executive offices is (212) 944-8000.

        The terms "Company," "Bluefly," "Registrant," "we," "us," and "our" in this prospectus refer to Bluefly, Inc. and its subsidiary.

        THE SHARES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS COMMENCING ON PAGE 3 IN DETERMINING WHETHER TO PURCHASE THE SHARES.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   THE DATE OF THIS PROSPECTUS IS      , 2004

                                TABLE OF CONTENTS

                WHERE YOU CAN FIND MORE INFORMATION....................1
                DOCUMENTS INCORPORATED BY REFERENCE....................1
                FORWARD-LOOKING STATEMENTS.............................2
                THE COMPANY............................................2
                RECENT DEVELOPMENTS....................................2
                RISK FACTORS...........................................3
                USE OF PROCEEDS.......................................12
                SELLING STOCKHOLDERS..................................12
                PLAN OF DISTRIBUTION..................................14
                EXPERTS...............................................15
                LEGAL MATTERS.........................................16

        We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

        No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, or a solicitation of an offer to buy, such securities by anyone in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date as of which information is given in this prospectus.

        Until        , 2004 (40 days after the commencement of this offering),
all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                       WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC. We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to:
Bluefly, Inc., 42 West 39th Street, New York, New York 10018, Attention: General Counsel, Telephone: (212) 944-8000.

                       DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

        . our Annual Report on Form 10-K for the year ended December 31, 2002, filed with the SEC on March 28, 2003;
        . our Proxy Statement dated July 2, 2003, filed with the SEC on July 2, 2003 in connection with our Annual Meeting of Stockholders held on August 1, 2003;
        . our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on April 30, 2003;
        . our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 8, 2003;
        . our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on November 12, 2003;
        .       our Current Report on Form 8-K, filed with the SEC on July 17,
                2003;
        .       our Current Report on Form 8-K, filed with the SEC on October
                20, 2003;
        .       our Current Report on Form 8-K, filed with the SEC on November
                21, 2003;
        .       our Current Report on Form 8-K, filed with the SEC on January
                12, 2004;
        .       our Current Report on Form 8-K, filed with the SEC on January
                16, 2004;
        . the description of our common stock in our registration statement on Form 8-A filed with the SEC on April 22, 1997, including any amendments or reports filed for the purpose of updating such description; and
        . all documents that we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act until all of the securities that may be offered with this prospectus are sold.

        We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

                           FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from those expressed in these forward-looking statements.

        Forward-looking statements include information concerning our possible or assumed future results of operations as well as statements that include the words "believe," "expect," "anticipate," "intend" or similar expressions. You should understand that certain important factors, including those set forth in "Risk Factors" below and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus.

                                   THE COMPANY

        We are a leading Internet retailer of designer fashion and home accessories at discount prices. We sell over 350 brands of designer apparel, accessories and home products at discounts up to 75% off retail value. In the 12 months of calendar year 2003, we offered over 80,000 different types of items for sale in categories such as men's, women's and accessories as well as house and home accessories. Since its inception, www.bluefly.com has served over 500,000 customers and shipped to over 20 countries.

        We were incorporated in 1991 under the laws of the state of New York as Pivot Corporation. In 1994, we changed our name to Pivot Rules, Inc. In May of 1997, we completed our initial public offering, and our common stock is listed on the Nasdaq SmallCap Market under the symbol "BFLY." In May of 1998, our Board of Directors approved the development of the Bluefly.com Web site (the "Web site"). In June 1998, we discontinued our golf sportswear division, Pivot Rules, in order to devote all of our energy and resources to building Bluefly.com. We launched our Web site in September 1998. In October 1998, shortly after selling the Pivot Rules brand and trademarks, we changed our name to Bluefly, Inc. to match the name of our Web site. On February 2, 2001, we reincorporated in Delaware through a merger with a wholly owned subsidiary. Our executive offices are located at 42 West 39th Street, New York, New York 10018, and our telephone number is (212) 944-8000. Our Internet address is www.bluefly.com.

                               RECENT DEVELOPMENTS

        On January 12, 2004, we completed a private placement (the "New Financing") pursuant to which we raised $5,000,000 through the sale of 1,543,209 shares of our common stock and warrants to purchase an additional 385,801 shares of our common stock at an exercise price of $3.96 per share. The proceeds of the New Financing are expected to be used for general corporate purposes. The offer and sale of the shares of our common stock issued in the New Financing, and the shares of our common stock issuable upon the exercise of the warrants issued in the New Financing, are covered by this Prospectus.

        In January 2004, we also extended the maturity dates on the Convertible Promissory Notes issued to Soros in July and October 2003 (the "Notes"). The Notes originally matured in January and April 2004, respectively, and the Notes will now mature on March 1, 2005.

        On December 4, 2003, we announced that our net sales for the month of November 2003 increased by approximately 16%, to approximately $3.6 million from more than $2.1 million for November 2002.

        On November 25, 2003, we announced that we had opened a brick and mortar outlet store in New York City for the Holiday season.

        On November 13, 2003, we announced that our net sales for the month of October 2003 increased by more than 63%, to approximately $4.1 million from approximately $2.5 million for October 2002.

                                  RISK FACTORS

        Before you invest in our common stock, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, including the documents incorporated in this prospectus by reference, before you decide whether to purchase shares of our common stock. The risks set out below may not be exhaustive.

        We Have A History Of Losses And Expect That Losses Will Continue In The Future. As of September 30, 2003, we had an accumulated deficit of $92,447,000. We incurred net losses of $6,480,000 for the nine months ended September 30, 2003 and losses of $6,479,000 and $25,006,000 for the years ended December 31, 2002 and 2001, respectively. We have incurred substantial costs to develop our Web site and infrastructure. In order to expand our business, we intend to invest in sales, marketing, merchandising, operations, information systems, site development and additional personnel to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels, both of which are uncertain. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

        We Are Making A Substantial Investment In Our Business And May Need To Raise Additional Funds. We may need additional financing to effect our business plan. We raised $5 million in additional capital in January 2004. See "Recent Developments." We anticipate, based on current plans and assumptions relating to our operations, our loan facility, working capital and cash generated from operations, should be sufficient to satisfy our cash requirements through the end of fiscal 2004. However, we may seek additional debt and/or equity financing in order to maximize the growth of our business. The environment for raising investment capital has been difficult and there can be no assurance that additional financing or other capital will be available upon terms acceptable to us, or at all. The inability to obtain additional financing, if capital is needed, would have a material adverse effect on our business, prospects, financial condition and results of operations. See "- Certain Events Could Result In Significant Dilution Of Your Ownership Of Common Stock."

        We Have Granted Liens On Substantially All Of Our Assets. Under the terms of our loan facility, our lender provides us with certain credit accommodations, including loans and advances, factor-to-factor guarantees, letters of credit in favor of suppliers or factors and purchases of payables owed to our suppliers. Pursuant to the loan facility, we gave a first priority lien to our lender on substantially all of our assets, including our cash balances. In connection with the loan facility, we entered into a reimbursement agreement with affiliates of Soros Private Equity Partners, LLC that collectively own a majority of our capital stock (collectively, "Soros"), pursuant to which Soros agreed to guarantee a portion of the loan facility, we agreed to reimburse Soros for any amounts it paid to our lender pursuant to such guarantee and we granted Soros a subordinated lien on substantially all of our assets, including our cash balances, in order to secure our reimbursement obligations. If we were unable to meet certain obligations under the loan facility, our lender and Soros would be entitled, among other things, to sell the assets on which liens have been granted to satisfy our obligations under the loan facility and the reimbursement agreement. In addition, to the extent that Soros is required to make any payments to our lender under its guarantee of our obligations under the loan facility, we would be required to issue an additional warrant to Soros, which could result in a significant dilution of your ownership of our common stock. See "-- Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock."

        We May Not Generate Sufficient Cash Flow To Pay Our Indebtedness Under The Loan Facility. Our ability to make payments under our loan facility will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness under the loan facility throughout the term of the agreement. A default under the loan facility could require us to issue an additional warrant to Soros, which could result in a significant dilution of your ownership of our common stock. See "Risk Factors - We Have Granted Liens On Substantially All Of Our Assets" and "- Certain Events Could Result In Significant Dilution of Your Ownership of Our Common Stock."

        We May Not Generate Sufficient Cash Flow To Comply With Our Financial Covenants Under The Loan Facility. Our ability to comply with our financial covenants under our loan facility depends on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to comply with our financial covenants under the loan facility. A default under our loan facility could require us to issue an additional warrant to Soros, which could result in a significant dilution of your ownership of our common stock. See, "- We Have Granted Liens On Substantially All Of Our Assets" and "- Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock."

        Certain Events Could Result In Significant Dilution Of Your Ownership Of Our Common Stock. As of January 13, 2004, there were outstanding options to purchase 8,479,370 shares of our common stock issued under our 1997 and 2000 Stock Option Plans, warrants to purchase 981,644 shares of our common stock issued to Soros, and additional warrants and options to purchase an aggregate of 337,500 shares of our common stock. The exercise of our outstanding options and warrants would dilute the then existing stockholders' percentage ownership of our stock, and any sales in the public market of our common stock underlying such securities, including pursuant to this prospectus, could adversely affect prevailing market price of our common stock.

        Moreover, if our lender draws on Soros' guarantee of our loan facility during the continuance of a default under the loan facility, or if at any time the total amount outstanding under the loan facility exceeds 90% of the undrawn amount of Soros' guarantee, we will be required to issue to Soros another warrant (each a "Contingent Warrant") to purchase a number of shares of our common stock equal to the quotient of (a) any amounts drawn under Soros' guarantee and (b) 75% of the average closing price of our common stock on the ten days preceding the date of issuance of such warrant. Each Contingent Warrant will be exercisable for ten years from the date of issuance at an exercise price equal to 75% of the average closing price of our common stock on the ten days after the date of issuance.

        Stockholders could also experience significant dilution as the result of the conversion of, and/or anti-dilution adjustments to, our Series A, B, C, D and E preferred stock. As of January 13, 2004: (i) the 460,000 shares of our Series A preferred stock outstanding were convertible into an aggregate of 3,931,623 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends on our Series A preferred stock); (ii) the 8,889,414 shares of our Series B preferred stock outstanding were convertible into an aggregate of 27,370,037 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends on our Series B preferred stock);
(iii) the 1,000 shares of our Series C preferred stock outstanding were convertible into an aggregate of 1,315,788 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends on our Series C preferred stock); (iv) the 7,136.548 shares of our Series D preferred stock outstanding were convertible into an aggregate of 9,390,194 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends on our Series D preferred stock); and (v) the 1,000 shares of our Series E preferred stock outstanding were convertible into an aggregate of 1,315,788 shares of our common stock (plus any shares of our common stock issued upon conversion in payment of any accrued and unpaid dividends on our Series E preferred stock). Our Series B, C, D and E Preferred Stock contain anti-dilution provisions pursuant to which, subject to certain exceptions, in the event that we issue or sell our common stock or new securities convertible into our common stock in the future for less than $0.76 per share, the number of shares of our common stock to be issued upon the conversion of such preferred stock would be increased to a number equal to the face amount of such preferred stock divided by the price at which such common stock or other new securities are sold.

        In addition, Soros owns $4 million of convertible promissory notes issued by us that bear interest at the rate of 12% per annum and are convertible, at Soros' option, into our equity securities sold in any subsequent round of financing at a price that is equal to the lowest price per share accepted by any investor in such subsequent round of financing.

        Finally, stockholders could be subject to significant dilution to the extent that we raise additional equity financing, as a result of both the issuance of additional equity securities, the potential conversion of the convertible promissory notes described above and the anti-dilution provisions of our Series B, C, D and E preferred stock described above.

        Our Limited Operating History Makes Forecasting Our Revenues Difficult. Having launched Bluefly.com in September 1998, we have a limited operating history and it is therefore difficult for us to forecast our revenues accurately. We base our current and future expense levels and operating plans on expected revenues, but in the short term a significant portion of our expenses are fixed. Accordingly, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could have a negative impact on our operating results and cash flow in a given quarter, and could also cause our operating results in some future quarter to fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock could decline significantly.

        We Purchase Product From Some Indirect Supply Sources, Which Increases Our Risk of Litigation. We purchase merchandise both directly from brand owners and indirectly from retailers and third party distributors. The purchase of merchandise from parties other than the brand owners increases the risk that we will mistakenly purchase and sell non-authentic or damaged goods. We have taken steps to ensure that we sell only authentic, high quality name brand products and to avoid selling any non-authentic or damaged goods. While we believe that our procedures are effective, the possibility for error exists and therefore we face potential liability under applicable laws, regulations, agreements and orders for the sale of non authentic or damaged goods. Moreover, any claims by a brand owner, with or without merit, could be time consuming, result in costly litigation, generate bad publicity for us, and have a material adverse impact on our business, prospects, financial condition and results of operations.

        If Our Co-Location Facility Or Our Third Party Distribution Center Fails, Our Business, Results of Operations and Financial Condition Will Be Harmed. Our ability to receive and fulfill orders successfully and provide high-quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems and fulfillment center. Substantially all of our computer and communications hardware is located at a single co-location facility in Secaucus, New Jersey. Our inventory is held, and our customer orders are filled, at a third party distribution center located in Martinsville, Virginia. These operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins, earthquake and similar events. We do not presently have redundant systems in multiple locations or a formal disaster recovery plan and our business interruption insurance may be insufficient to compensate us for losses that may occur. The occurrence of any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

        Security Breaches To Our Systems And Database Could Harm Our Business. A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as customer credit card numbers. In addition, we maintain an extensive confidential database of customer profiles and transaction information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction and personal data contained in our customer database. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. If any such compromise of our security were to occur, it could have a material adverse effect on our reputation, business, prospects, results of operations and financial condition. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches.

        Brand Owners Could Establish Procedures To Limit Our Ability To Purchase Products Indirectly. Brand owners have implemented, and are likely to continue to implement, procedures to limit or control off-price retailers' ability to purchase products indirectly. In addition, several brand owners in the U.S. have distinctive legal rights rendering them the only legal importer of their respective brands into the U.S. If we acquire such product indirectly from distributors and other third parties who may not have complied with applicable customs laws and regulations, such goods could be subject to seizure from our inventory by U.S. Customs Service, and the importer may have a civil action for damages against us. See "--We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability Of Merchandise Is At Risk."

        Our Growth May Place A Significant Strain On Our Management And Administrative Resources And Cause Disruptions In Our Business. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our management and administrative resources. Any failure to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations. To be successful, we must continue to implement information management systems and improve our operating, administrative, financial and accounting systems and controls. We will also need to train new employees and maintain close coordination among our executive, accounting, finance, marketing, merchandising, operations and technology functions. In addition, as our workforce grows, our exposure to potential employment liability issues increases, and we will need to continue to improve our human resources functions in order to protect against such increased exposure. Moreover, our business is dependent upon our ability to expand our third-party fulfillment operations, customer service operations, technology infrastructure, and inventory levels to accommodate increases in demand, particularly during the peak holiday selling season. Our planned expansion efforts in these areas could cause disruptions in our business. Any failure to expand our third-party fulfillment operations, customer service operations, technology infrastructure or inventory levels at the pace needed to support customer demand could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Are Heavily Dependent On Third-Party Relationships. We are heavily dependent upon our relationships with our fulfillment operations provider and Web hosting provider, delivery companies like UPS and the United States Postal Service, and credit card processing companies such as Paymentech and Cybersource to service our customers' needs. To the extent that there is a slowdown in mail service or package delivery services, whether as a result of labor difficulties, terrorist activity or otherwise, our business, prospects, financial condition and results of operations could be adversely impacted. The failure of our fulfillment operations provider, credit card processors or Web hosting provider to properly perform their services for us could have a material adverse effect on our business, prospects, financial condition and results of operations. Our business is also generally dependent upon our ability to obtain the services of other persons and entities necessary for the development and maintenance of our business. If we fail to obtain the services of any such person or entities upon which we are dependent on satisfactory terms, or we are unable to replace such relationship, it would have a material adverse impact on our business, prospects, financial condition and results of operations.

        We Are In Competition With Companies Much Larger Than Ourselves. Electronic commerce generally and, in particular, the online retail apparel and fashion accessories market, is a new, dynamic, high-growth market and is rapidly changing and intensely competitive. Our competition for customers comes from a variety of sources including:

        . existing land based, full price retailers, such as Neiman Marcus, Saks Fifth Avenue, Nordstrom, The Gap, and Macy's, which are using the Internet to expand their channels of distribution;

        . less established companies, such as eLuxury, which are building their brands online;

        .       traditional direct marketers, such as L.L. Bean, Lands' End and
                J. Crew;

        .       television direct marketers such as QVC; and

        . traditional off price retail stores such as T.J. Maxx, Marshalls, Ross, Filene's Basement and Loehmanns, which may or may not use the Internet to grow their customer base.

        We expect competition in our industry to intensify and believe that the list of our competitors will grow. Many of our competitors and potential competitors have longer operating histories, significantly greater resources, greater brand name recognition and more firmly established supply relationships. We believe that the principal competitive factors in our market include:

        .       brand recognition;

        .       merchandise selection;

        .       price;

        .       convenience;

        .       customer service;

        .       order delivery performance;

        .       site features; and

        .       content.

        Although we believe we compare favorably with our competitors, we recognize that this market is relatively new and is evolving rapidly. There can be no assurance that we will be able to compete successfully against competitors and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability Of Merchandise Is At Risk. Although we have established and believe that we can maintain relationships with brand owners and third-party distributors of merchandise who will offer competitive sources of merchandise, there can be no assurance that we will be able to obtain the quantity, selection or brand quality of items that we believe is necessary. We have few agreements controlling the long-term availability of merchandise or the continuation of particular pricing practices. Our contracts with suppliers typically do not restrict such suppliers from selling products to other buyers. There can be no assurance that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. Our ability to develop and maintain relationships with reputable suppliers and obtain high quality merchandise is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, our business, prospects, financial condition and results of operation would be materially adversely affected. See, " -- Brand Owners Could Establish Procedures to Limit Our Ability to Purchase Products Indirectly."

        We Need To Further Establish Brand Name Recognition. We believe that further establishing, maintaining and enhancing our brand is a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services, many of which already have well established brands in online services or the retail apparel industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of Bluefly.com will depend largely on our success in providing a high quality online experience supported by a high level of customer service, which cannot be assured. In addition, to attract and retain online users, and to promote and maintain Bluefly.com in response to competitive pressures, we may find it necessary to increase substantially our advertising and marketing expenditures. If we are unable to provide high quality online services or customer support, or otherwise fail to promote and maintain Bluefly.com, or if we incur excessive expenses in an attempt to promote and maintain Bluefly.com, our business, prospects, financial condition and results of operations would be materially adversely affected.

        We May Not Be Able To Implement Our Growth Strategy. Our future success, and in particular our revenues and operating results, depend upon our ability to successfully execute several key aspects of our business plan. We must continually increase the dollar volume of transactions booked through Bluefly.com, by generating significantly higher and continuously increasing levels of traffic to Bluefly.com, increasing the percentage of visitors to our online site who purchase products or increasing the amount purchased per visit, or through some combination thereof. We must also achieve a high level of repeat purchasers and/or new customers and gross margin. In addition, we must deliver a high level of customer service and compelling content. There can be no assurance that we will be effective in increasing:

        .       the net dollar volume of products purchased through Bluefly.com;

        .       traffic to Bluefly.com;

        .       the percentage of visitors who purchase products;

        .       the gross profit;

        .       the number of repeat purchasers; or

        .       the number of new customers.

The failure to do one or more of the foregoing would likely have a material adverse effect on our business, prospects, financial condition and results of operations.

        Due To Our Use Of The Internet And Web Servers As Presentation Vehicles, Our Success Depends On Continued Development And Maintenance Of These Technologies By Other Companies. The Internet and other online services may not be fully accepted as a viable commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of technologies that provide access to the Internet and improve the performance of Internet services. To the extent that the Internet and other online services, such as AOL, continue to experience significant growth in their number of users, their frequency of use or an increase in their bandwidth requirements, there can be no assurance that the infrastructure for the Internet and other online services will have sufficient bandwidth or other technical features to support the increased demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and Bluefly.com in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected or if the infrastructure for the Internet and other online services does not effectively support growth that may occur, our business, prospects, financial condition and results of operations would be materially adversely affected.

        Unexpected Changes In Fashion Trends Can Affect Our Business. Fashion trends can change rapidly, and our business is sensitive to such changes. There can be no assurance that we will accurately anticipate shifts in fashion trends and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels or higher markdowns, either of which would have a material adverse effect on our business, financial condition and results of operations.

        We Will Be Subject To Cyclical Variations In The Apparel And E-Commerce Markets. The apparel industry historically has been subject to substantial cyclical variations. Furthermore Internet usage slows down in the summer months. We and other apparel vendors rely on the expenditure of discretionary income for most, if not all, sales. In the first three quarters of 2003, the retail apparel market experienced sluggish growth, requiring many retailers to significantly reduce prices and discount merchandise. While the fourth quarter of 2003 saw a slight improvement in the retail apparel market, any future decrease in growth rates or downturn, whether real or perceived, in economic conditions or prospects could adversely affect consumer spending habits and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations. Alternatively, any improvement, whether real or perceived, in economic conditions or prospects could adversely impact our ability to acquire merchandise and, therefore, have a material adverse effect on our business, prospects, financial condition and results of operations, as our supply of merchandise is dependent on the inability of designers and retailers to sell their merchandise in full-price venues. See "- We Do Not Have Long Term Contracts With The Majority Of Our Vendors And Therefore The Availability of Merchandise Is At Risk."

        There Can Be No Assurance That Our Technology Systems Will Be Able To Handle Increased Traffic; Implementation of Changes to Web Site. A key element of our strategy is to generate a high volume of traffic on, and use of, Bluefly.com. Accordingly, the satisfactory performance, reliability and availability of Bluefly.com, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers, as well as maintain adequate customer service levels. Our revenues will depend on the number of visitors who shop on Bluefly.com and the volume of orders we can handle. Unavailability of our Web site or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect consumer perception of our brand name. We may experience periodic system interruptions from time to time. If there is a substantial increase in the volume of traffic on Bluefly.com or the number of orders placed by customers, we will be required to expand and upgrade further our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of Bluefly.com or expand and upgrade our systems and infrastructure to accommodate such increases on a timely basis. In addition, we redesign and enhance various functions on our Web site on a regular basis, and we may experience instability and performance issues as a result of these changes.

        We Operate In A Rapidly Changing, Highly Competitive Market And We May Not Have Adequate Resources To Compete Successfully. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of Bluefly.com. The online commerce industry is characterized by:

        .       rapid technological change;

        .       evolving user and customer requirements and preferences;

        .       frequent new product, service and technology introductions; and

        .       the emergence of new industry standards and practices.

        Each of these characteristics could render the technology we use obsolete. Our future success will depend, in part, on our ability to:

        .       license leading technologies useful in our business;

        .       enhance our Web site;

        . develop new services and technologies that address the increasingly sophisticated and varied needs of our prospective customers; and

        . respond to technological advances and emerging industry standards and practices on a cost effective and timely basis.

        If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, our business, prospects, financial condition and results of operations would be materially adversely affected.

        Our Business Will Suffer If Online Designer Apparel Commerce Is Not Widely Accepted. Our future revenues and any future profits are dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by consumers. Rapid growth in the use of and interest in the Web, the Internet and other online services is a recent phenomenon, and there can be no assurance that acceptance and use will continue to develop or that a sufficiently broad base of consumers will adopt, and continue to use, the Internet and other online services as a medium of commerce and, in particular, online designer apparel commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty and there exist few proven services and products. We rely, and will continue to rely, on consumers who have historically used traditional means of commerce to purchase merchandise. Our success depends on consumer acceptance and utilization of the Internet as a place to shop for designer apparel.

        We May Be Subject To Higher Return Rates. We recognize that purchases of apparel and fashion accessories over the Internet may be subject to higher return rates than traditional store bought merchandise. We have established a liberal return policy in order to accommodate our customers and overcome any hesitancy they may have with shopping via the Internet. If return rates are higher than expected, our business, prospects, financial condition and results of operations could be materially adversely affected.

        Our Success Is Largely Dependent Upon Our Executive Personnel. We believe our success will depend to a significant extent on the efforts and abilities of our executive personnel. We have entered into employment agreements with each of our executive officers. The employment agreements with our CEO and CFO/COO expire on June 30, 2005. The employment agreement with our President expires on March 1, 2007. We maintain a $1,200,000 key person life insurance policy on our Chief Executive Officer. The loss of the services of any of our executive officers could have a material adverse effect on our business, prospects, financial condition and results of operations.

        Our Success Is Dependent Upon Our Ability To Attract New Key Personnel. Our operations will also depend to a great extent on our ability to attract new key personnel with relevant experience and retain existing key personnel in the future. The market for qualified personnel is extremely competitive. Our failure to attract additional qualified employees could have a material adverse effect on our business, prospects, financial condition and results of operations.

        There Are Inherent Risks Involved In Expanding Our Operations. We may choose to expand our operations by developing new Web sites, promoting new or complementary products or sales formats, expanding the breadth and depth of products and services offered, expanding our market presence through relationships with third parties, adopting non-Internet based channels for distributing our products, or consummating acquisitions or investments. Expansion of our operations in this manner would require significant additional expenses and development, operations and editorial resources and would strain our management, financial and operational resources. There can be no assurance that we would be able to expand our efforts and operations in a cost effective or timely manner or that any such efforts would increase overall market acceptance. Furthermore, any new business or Web site that is not favorably received by consumer or trade customers could damage our reputation.

        We May Be Liable For Infringing The Intellectual Property Rights Of Others. Third parties may assert infringement claims against us. From time to time in the ordinary course of business we have been, and we expect to continue to be, subject to claims alleging infringement of the trademarks and other intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. In addition, even if we prevail, litigation could be time consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

        We May Be Liable for Product Liability Claims. We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against us in excess of our insurance coverage, it could have a material adverse effect on our business, prospects, financial condition and results of operations. Unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

        We Cannot Guarantee The Protection Of Our Intellectual Property. Our intellectual property is critical to our success, and we rely on trademark, copyright, domain names and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We are pursuing registration of various trademarks, service marks and domain names in the United States and abroad. Effective trademark, copyright and trade secret protection may not be available in every country, and there can be no assurance that the United States or foreign jurisdictions will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. In addition, we do not know whether we will be able to defend our proprietary rights since the validity, enforceability and scope of protection of proprietary rights in Internet related industries is uncertain and still evolving. Moreover, even to the extent that we are successful in defending our rights, we could incur substantial costs in doing so.

        Our Business Could Be Harmed By Consumers' Concerns About The Security of Transactions Over the Internet. Concerns over the security of transactions conducted on the Internet and commercial online services, the increase in identity theft and the privacy of users may also inhibit the growth of the Internet and commercial online services, especially as a means of conducting commercial transactions. Moreover, although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Face Legal Uncertainties Relating To The Internet In General and To Our Industry In Particular And May Become Subject To Costly Government Regulation. We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the Internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our products and services and increase our cost of doing business, or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

        The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and online commerce could have a material adverse effect on our business, prospects, financial condition and results of operations. If we were alleged to have violated federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

        We Face Uncertainties Relating To Sales And Other Taxes. We are not currently required to pay sales or other similar taxes in respect of shipments of goods into states other than Virginia, New Jersey and New York. However, one or more states may seek to impose sales tax collection obligations on out of state companies such as our company that engage in online commerce. In addition, any new operation in states outside Virginia, New Jersey and New York could subject shipments into such states to state sales taxes under current or future laws. A successful assertion by one or more states or any foreign country that the sale of merchandise by us is subject to sales or other taxes, could have a material adverse effect on our business, prospects, financial condition and results of operations.

        Soros Owns A Majority Of Our Stock. As of January 13, 2004, through its holdings of our common stock, as well as our preferred stock, and warrants convertible into our common stock, Soros beneficially owned, in the aggregate, approximately 87% of our common stock. The holders of our preferred stock vote on an "as converted" basis with the holders of our common stock. By virtue of its ownership of our preferred stock, Soros has the right to appoint two designees to our Board of Directors, each of whom has seven votes on any matter voted upon by our Board of Directors. Collectively, these two designees have 14 out of 20 possible votes on each matter voted upon by our Board of Directors. In addition, we are required to obtain the approval of holders of our preferred stock prior to taking certain actions. The holders of our preferred stock have certain pre-emptive rights to participate in future equity financings and certain anti-dilution rights that could result in the issuance of additional securities to such holders. In view of their large percentage of ownership and rights as the holders of our preferred stock, Soros effectively controls our management and policies, such as the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation, a sale of all or substantially all of our assets or a merger. In addition,

Soros has demand registration rights with respect to the shares of our common stock that it beneficially owns. Any decision by Soros to exercise such registration rights and to sell a significant amount of our shares in the public market, could have an adverse effect on the price of our common stock. See "- Certain Events Could Result In Significant Dilution of Your Ownership Of Common Stock."

        Change Of Control Covenant And Liquidation Preference of Preferred Stock. We have agreed with Soros, that for so long as any shares of our shares of preferred stock held by it are outstanding, we will not take any action to approve or otherwise facilitate any merger, consolidation or change of control, unless provisions have been made for the holders of such preferred stock to receive from the acquirer an amount in cash equal to the respective aggregate liquidation preferences of such preferred stock. The aggregate liquidation preference of our preferred stock is equal to the greater of (i) approximately $48,300,000 (plus any accrued and unpaid dividends) and (ii) the amount that the holders of shares of our preferred stock would receive if they were to convert such shares into shares of our common stock immediately prior to liquidation.

        The Holders Of Our Common Stock May Be Adversely Affected By The Rights Of Holders Of Preferred Stock That May Be Issued In The Future. Our certificate of incorporation and by laws, as amended, contain certain provisions that may delay, defer or prevent a takeover. Our Board of Directors has the authority to issue up to 15,528,350 additional shares of preferred stock, and to determine the price, rights, preferences and restrictions, including voting rights, of those shares, without any further vote or action by the stockholders. Accordingly, our Board of Directors is empowered, without approval of the holders of our common stock, to issue preferred stock, for any reason and at any time, with such rates of dividends, redemption provisions, liquidation preferences, voting rights, conversion privileges and other characteristics as they may deem necessary. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

                                 USE OF PROCEEDS

        The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. Accordingly, we will not receive any proceeds from the sale of the shares from the selling stockholders. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $2,349,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because certain of the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised.

                              SELLING STOCKHOLDERS

        The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock by the selling stockholders, as of January 13, 2004. The following table assumes that the selling stockholders sell all of their shares. We are unable to determine the exact number of shares that will actually be sold.

        We have agreed to indemnify the selling stockholders for certain liabilities arising out of the registration statement of which this prospectus is a part and, with respect to the selling stockholders that were investors in the New Financing, have also agreed to indemnify them for certain losses arising out of any breach of our representations, warranties and covenants in the common stock and warrant purchase agreement that we entered into with them in connection with the New Financing. In addition, we have had the following relationships with certain of the selling stockholders during the past three years: (a) we paid Enable Capital, LLC, an affiliate of Enable Growth Partners, LP, a fee of $194,000 in connection with the New Financing (in addition, we entered into an agreement with Enable Capital, LLC, wherein Enable Capital, LLC was a non-exclusive placement agent with respect to a prior transaction that was never consummated); (b) Scott and James Ressler are principals of Ashley Reed Trading, Inc. which has been one of our suppliers of inventory for the past three years and received the warrants currently held by the Resslers in return for an agreement to provide preferred pricing on inventory that we purchase from Ashley Reed, Inc.; (c) The Wall Street Group, Inc. provided investor relations services to us from March 2001 to September 2001 and received its stock option as partial consideration for such services; and (d) Quantum Industrial Partners LDC and SFM Domestic Investments LLC are part of the Soros group that owns a majority of our capital stock, has the right to designate two members of our Board of Directors and has entered into various financing arrangements with us as described more fully in "Risk Factors."

        Except as described above and in the documents incorporated by reference into this prospectus, none of the selling shareholders listed in the table have held any position or office or have had a material relationship with us or any of our affiliates within the past three years, other than as described above, elsewhere in this Prospectus or in the documents incorporated herein by reference.

        The percentage of shares beneficially owned is based on 14,471,375 shares outstanding at January 13, 2004 determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of such date through the exercise of any warrants or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

                                                                                                   SHARES BENEFICIALLY
                                          NUMBER OF SHARES BENEFICIALLY                       OWNED AFTER OFFERING (Assuming
                                           OWNED PRIOR TO THE OFFERING                      All Shares Being Offered Are Sold)
                                          -----------------------------   SHARES BEING      ----------------------------------
NAME OF SELLING STOCKHOLDER                  NUMBER          PERCENT        OFFERED              NUMBER            PERCENT
----------------------------------------  -----------      ------------   ------------      ----------------   ---------------
Longview Fund, LP.......................      385,802 (1)          2.65%       385,802 (1)                --                --
Longview Equity Fund, LP................      771,605 (2)          5.28%       771,605 (2)                --                --
Longview International Equity Fund, LP..      347,222 (3)          2.39%       347,222 (3)                --                --
Alpha Capital Aktiengesellscft..........      154,321 (4)          1.06%       154,321 (4)                --                --
Gamma Opportunity Capital Partners, LP..       77,160 (5)             *         77,160 (5)                --                --
Enable Growth Partners, LP..............       57,870 (6)             *         57,870 (6)                --                --
Genesis Microcap Inc....................       67,515 (7)             *         67,515 (7)                --                --
Barucha LLC.............................       28,935 (8)             *         28,935 (8)                --                --
J.M. Hull Associates, LP................       38,580 (9)             *         38,580 (9)                --                --
The Wall Street Group, Inc. ............       37,500 (10)            *         37,500 (10)               --                --
Scott Ressler...........................      150,000 (11)         1.03%       150,000 (11)               --                --
James Ressler...........................      150,000 (12)         1.03%       150,000 (12)               --                --
Quantum Industrial Partners LDC.........   48,188,318 (13)        83.99%     1,452,472 (14)       46,735,846             81.46%
SFM Domestic Investments LLC............    1,576,833 (15)         9.93%        47,528 (16)        1,529,305              9.63%
  TOTAL.................................   52,031,661             87.45%     3,766,510            48,265,151             82.12%

* Represents beneficial ownership of less than 1% of common stock.

1.  Includes warrant to purchase 77,160 shares at a price of $3.96 per share.
2.  Includes warrant to purchase 154,321 shares at a price of $3.96 per share.
3.  Includes warrant to purchase 69,444 shares at a price of $3.96 per share.
4.  Includes warrant to purchase 30,864 shares at a price of $3.96 per share.
5.  Includes warrant to purchase 15,432 shares at a price of $3.96 per share.
6.  Includes warrant to purchase 11,574 shares at a price of $3.96 per share.
7.  Includes warrant to purchase 13,503 shares at a price of $3.96 per share.
8.  Includes warrant to purchase 5,787 shares at a price of $3.96 per share.
9.  Includes warrant to purchase 7,716 shares at a price of $3.96 per share.
10. Includes option to purchase 37,500 shares at a price of $1.34 per share.
11. Includes warrant to purchase 25,000 shares at a price of $3.72 per share and warrant to purchase 125,000 shares at a price of $2.34 per share.
12. Includes warrant to purchase 25,000 shares at a price of $3.72 per share and warrant to purchase 125,000 shares at a price of $2.34 per share.
13. Represents: 3,806,923 shares of our common stock issuable upon conversion of 445,410 shares our Series A preferred stock; 26,503,095 shares of our common stock issuable upon conversion of 8,607,843 shares of our Series B preferred stock; 1,274,078 shares of our common stock issuable upon conversion of
    968.3 shares of our Series C preferred stock; 9,092,525 shares of our common stock issuable upon conversion of 6,910.319 shares of our Series D preferred stock; 5,287,082 shares of our common stock; 1,274,078 shares of our common stock issuable upon conversion of 968.3 shares of our Series E preferred stock; and 950,537 shares of our common stock issuable upon exercise of warrants.
14. Represents 1,452,472 shares of our common stock issuable upon conversion of shares of our Series A Preferred Stock.
15. Represents: 124,700 shares of our common stock issuable upon conversion of 14,590 shares of our Series A preferred stock; 866,942 shares of our common stock issuable upon conversion of 281,571 shares of our Series B preferred stock; 41,710 shares of our common stock issuable upon conversion of 31.7 shares of our Series C preferred stock; 297,669 shares of our common stock issuable upon conversion of 226.229 shares of our Series D preferred stock; 172,995 shares of our common stock; 41,710 shares of our common stock issuable upon conversion of 31.7 shares of our Series E preferred stock; and 31,107 shares of our common stock issuable upon exercise of warrants.
16. Represents 47,528 shares of our common stock issuable upon conversion of shares of our Series A Preferred Stock.

We assume that the selling stockholders will seek to sell all of the shares offered under this prospectus, but we are unable to determine the exact number of shares that will actually be sold or whether and to what extent any of the selling stockholders will exercise any warrants or options that they may hold.

                              PLAN OF DISTRIBUTION

        We are registering the resale of the shares of our common stock on behalf of the selling stockholders'. As used in this prospectus, the term selling stockholders includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholders as pledgors, borrowers or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each sale or non-sale related transfer. We will not receive any of the proceeds of this offering. However we would receive the proceeds of any exercise of the warrants held by these selling stockholders to the extent that such warrants are exercised for cash. In the event that all such warrants were exercised for cash, the aggregate proceeds received by us would be approximately $2,349,000. There can be no assurance concerning the number or the timing of the exercise of such warrants by the selling stockholders at this date. In addition, because certain of the warrants contain provisions allowing for a cashless exercise under certain circumstances, there can be no assurance that we would receive all such proceeds even if all such warrants are exercised.

        This prospectus covers the selling stockholders resale of up to 3,766,510 shares of common stock.

        The shares of our common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders may sell the shares on the Nasdaq SmallCap Market, or in private sales at negotiated prices.

        The selling shareholders may sell shares of common stock from time to time in one or more transactions:

        .       at fixed prices that may be changed;
        .       at market prices prevailing at the time of sale; or
        .       at prices related to such prevailing market prices or at
                negotiated prices.

        The selling shareholders may offer their shares of common stock in one or more of the following transactions:

        .       on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq SmallCap Market;
        .       in the over-the-counter market;
        .       in privately-negotiated transactions;
        .       through options;

        .       by pledge to secure debts and other obligations;
        .       by a combination of the above methods of sale; or
        .       to cover short sales made pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker- dealers to participate in the resales.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and deliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders may also pledge or loan the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers or agents to participate. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. We will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

        The selling stockholders and any underwriter, broker-dealer or agent who participate in the distribution of such shares may be deemed to be underwriters under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act of 1933.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

                                     EXPERTS

        The consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated by reference in this prospectus have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                  LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon by Swidler Berlin Shereff Friedman, LLP, our counsel.

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (SEC) registration fee.

                   SEC registration fee                $ 1,163.68
                  Legal fees and expenses               25,000.00
               Accounting fees and expenses             30,000.00
                  Miscellaneous expenses                10,000.00
                                                       ----------
                           Total                       $66,163.68

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The indemnification of officers and directors of the Registrant is governed by Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation (the "Charter") and By-Laws (the "By-laws") of the Registrant. Subsection (a) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

        Subsection (b) of DGCL Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        DGCL Section 145 further provides that to the extent that a present or former director or officer is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith. In all cases in which indemnification is permitted under subsections (a) and (b) of Section 145 (unless ordered by a court), it shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the applicable standard of conduct has been met by the party to be indemnified. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

        The statute authorizes the corporation to pay expenses incurred by an officer or director in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of the person to whom the advance will be made, to repay the advances if it shall ultimately be determined that he was not entitled to indemnification. DGCL Section 145 also provides that indemnification and advancement of expenses permitted thereunder are not to be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-law, agreement, vote of stockholders or disinterested directors, or otherwise. DGCL Section 145 also authorizes the corporation to purchase and maintain liability insurance on behalf of its directors, officers, employees and agents regardless of whether the corporation would have the statutory power to indemnify such persons against the liabilities insured.

        The Charter provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of such person's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under section 174 of the DGCL or (d) for any transaction from which the director derived any improper personal benefits.

        The Charter and By-laws also provide that, to the extent not prohibited by law, the Registrant shall indemnify any person who is or was made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Registrant to procure a judgment in its favor, by reason of the fact that such person, or a person of whom such person is the legal representative, is or was a director or officer of the Registrant, or, at the request of the Registrant, is or was serving as a director or officer of any other corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, against any judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys' fees, disbursements and other charges).

        Additionally, the Charter and By-laws provide that the Registrant shall reimburse or advance to any director or officer entitled to indemnification the funds necessary for payment of expenses, including attorneys' fees and disbursements, incurred in connection with any Proceeding, in advance of the final disposition of such Proceeding and that such any such advancement shall, if required by the DGCL, by paid by the Registrant only upon receipt by the Registrant of an undertaking, by or on behalf of such director or officer to repay any amount so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director or officer is not entitled to be indemnified for such expenses.

        The Charter and By-laws authorize the Registrant to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of any other entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Registrant would have the power to indemnify such person against such liability under applicable provisions of the Restated Certificate of Incorporation, the by-laws of the Registrant or under Section 145 of the DGCL or any other provision of law.

ITEM 16. EXHIBITS

5.1     Opinion of Swidler Berlin Shereff Friedman, LLP

23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2    Consent of Counsel (included as Exhibit 5.1).

24.1    Power of Attorney (included in signature page).

ITEM 17. UNDERTAKINGS

        (a)     The undersigned registrant hereby undertakes:

        1. To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:

                1. To include any prospectus required by Section 10(a)(3) of the Securities Act;

                2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                provided, however, that the undertakings set forth in clauses
                (i) and (ii) above shall not apply if the information required to be included in a post- effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

        2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3. To remove from registration by means of a post-effective amendment any of the securities being registered, which remain, unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 16, 2004.

BLUEFLY, INC.

By: /s/ E. Kenneth Seiff
    ---------------------------------
    E. Kenneth Seiff
    Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints E. Kenneth Seiff and Patrick C. Barry, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this Registration Statement on Form S-3, and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                         TITLE                      DATE
         ---------                         -----                      ----

/s/ E. Kenneth Seiff           Chief Executive Officer          January 16, 2004
---------------------------    (Principal Executive Officer)
E. Kenneth Seiff

/s/ Patrick C. Barry           Chief Financial Officer          January 16, 2004
---------------------------    (Principal Financial and
Patrick C. Barry               Accounting Officer)

/s/ Melissa Payner-Gregor      President and Director           January 16, 2004
---------------------------
/s/ Melissa Payner-Gregor

/s/ Josephine Esquivel         Director                         January 16, 2004
---------------------------
/s/ Josephine Esquivel

/s/ Alan Kane                  Director                         January 16, 2004
---------------------------
/s/ Alan Kane

/s/ Martin Miller              Director                         January 16, 2004
---------------------------
/s/ Martin Miller

/s/ Neal Moszkowski            Director                         January 16, 2004
---------------------------
/s/ Neal Moszkowski

/s/ Robert G. Stevens          Director                         January 16, 2004
---------------------------
/s/ Robert G. Stevens

/s/ David Wassong              Director                         January 16, 2004
---------------------------
/s/ David Wassong

                                INDEX TO EXHIBITS

EXHIBIT NUMBER   DESCRIPTION

5.1              Opinion of Swidler Berlin Shereff Friedman, LLP

23.1             Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2             Consent of Counsel (included as Exhibit 5.1).

24.1             Power of Attorney (included in signature page).